UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of REMAN

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Rio de Janeiro, November 30, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/25/2021, 03/10/2022, 05/13/2022 and 08/30/2022, informs that it has today finalized the sale of the shares of Refinaria de Manaus S.A. (Manaus Refinery), which was formed to hold Refinaria Isaac Sabbá (REMAN) and its corresponding logistics assets, located in Manaus, Amazonas, to the company Ream Participações S.A (Ream), a corporate vehicle owned by the partners of Atem's Distribuidora de Petróleo S.A. (Atem).

After the fulfillment of all the preceding conditions, the operation was concluded with the total payment of US$ 257.2 million to Petrobras, an amount that reflects the purchase price of US$ 189.5 million, adjusted preliminarily due to monetary correction and to the variations in working capital, net debt, and investments until the closing of the transaction. The amount received today of US$ 228.8 million is in addition to the US$ 28.4 million already paid when the purchase and sale agreement was signed. The contract still foresees a final adjustment of the acquisition price, which will be determined in the coming months.

The REMAN divestment process was launched in June 2019 and in August 2021 the contract for the sale of the refinery was signed with the Atem group. The entire process took more than three years to be completed and strictly followed the company's Divestment Methodology, having been approved in all instances of Petrobras' corporate governance.

The sale is part of the commitment signed by Petrobras with the Administrative Council for Economic Defense (CADE) to open the refining sector in Brazil and is in line with Resolution no. 9/2019 of the National Energy Policy Council, which established guidelines to promote free competition in the refining activity in the country.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

The operation is aligned to the company's portfolio management strategy and to the improvement of capital allocation, aiming at the maximization of value and greater return to society.

Next steps

With the conclusion of the sale, the phase begins in which Petrobras will continue to support Ream in REMAN operations for a period of up to 15 months, under a service agreement, avoiding any operational interruption. Petrobras and Ream reaffirm their strict commitment to operational safety at the refinery in all phases of the operation.

About REMAN

REMAN, located in Manaus in the state of Amazonas, has a processing capacity of 46,000 barrels/day and its assets include a water transportation terminal.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

About Atem Group

The Atem Group is composed of several companies in the fuel, road and river logistics, and shipbuilding business, among others, the main one being Atem, a corporation founded more than 20 years ago. The Group is present in 14 states in Brazil, with the distributor, more than 320 franchised stations, 7 active distribution bases, 2 bases under construction, with a capacity to handle more than 5 billion liters of fuel per year, and more than 2,000 active customers.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer